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EXHIBIT 21(a)

     Louisville, Ky., February 10, 1994 -- Thomas Industries Inc.
(NYSE-TII) today reported that sales and earnings for the year ended December 31, 1993, improved over 1992 results.

     Net income for the year ended December 31, 1993, was $3,805,000, or $.38 per share, compared to a loss of $2,032,000, or $.20 per share in 1992. The 1993 net income includes a fourth quarter restructuring charge of $2,040,000. Net income for 1992 included a $3,986,000 restructuring charge. Net sales in 1993 improved 7% to $450,149,000, versus $420,754,000 in 1992.

     Timothy C. Brown, President and Chief Executive Officer of Thomas Industries Inc., said, "The restructuring actions were necessary in order to implement cost reduction strategies within the Commercial & Industrial Lighting Division, primarily related to the closing of our Long Island facility. We continue to take actions required to enhance Thomas Lighting's competitive position in a difficult marketplace."

     The 1993 net income excluding this non-recurring charge is

$5,845,000, or $.58 per share.

     Additionally, the Board of Directors declared a quarterly cash dividend of $.10 per share, payable April 1, 1994, to shareholders of record March 4, 1994. This will be the 155th consecutive cash dividend paid by the Company.

     In discussing the year-end results, Mr. Brown said, "Once again, our Compressor and Vacuum Pump Group reported the highest sales and earnings for any year in the Company's history. In the Lighting Group, our outdoor lines -- Gardco, Emco and, in Canada, Lumec -- continued to post strong operating results. Although our Commercial & Industrial and Residential Divisions continued to struggle in a very competitive market, we feel confident that the cost cutting programs that we have implemented will have a positive impact in 1994."

     Thomas Industries designs, manufactures and markets commercial, industrial and residential lighting products, fractional horsepower compressors and vacuum pumps, as well as specialty products. Thomas has operations in the U.S., Canada, Mexico, South America, Europe and Asia.

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                        THOMAS INDUSTRIES INC.
                    COMPARATIVE SALES AND INCOME

For the quarter ended December 31
                                  1993           1992        Change

Net sales                    $109,752,000    $108,194,000    + 1.4%

Costs and expenses           $104,978,000    $106,643,000    - 1.6%

Restructuring costs          $  3,500,000         -0-           -

Income before taxes          $  1,274,000    $  1,551,000    -17.9%

Net income                   $    423,000    $    690,000    -38.7%

Net income per share                 $.04            $.07    -42.9%

Dividends declared per share         $.10            $.10       -

Average number of common
          shares outstanding   10,047,480      10,010,853


For the year ended December 31
                                  1993           1992        Change

Net sales                    $450,149,000    $420,754,000    + 7.0%

Costs and expenses           $438,829,000    $414,581,000    + 5.8%

Restructuring costs          $  3,500,000    $  5,925,000    -40.9%

Income before taxes          $  7,820,000    $    248,000

Net income (loss)            $  3,805,000   ($  2,032,000)

Net income (loss) per share          $.38           ($.20)

Dividends declared per share         $.40            $.40

Average number of common
          shares outstanding   10,035,172      10,010,746

The 1993 results include a charge, taken in the fourth quarter, of $3,500,000 to income before taxes, or $2,040,000 (20 cents per share) to net income, to further consolidate the Commercial & Industrial Lighting operations. The net income excluding this charge is $5,845,000 (58 cents per share). Also included in the 1993 fourth quarter is a gain of $1,913,000 to income before taxes, or $1,148,000 (11 cents per share) to net income, as the Company changed its method of applying LIFO for certain inventories.

The 1992 results include a charge, taken in the first quarter, of $5,925,000 to income before taxes, or $3,986,000 (40 cents per share) to net income, to establish a reserve for the costs associated with plant consolidations to reduce excess manufacturing capacity in the Lighting Segment, and the disposition of other non-producing assets. The 1992 net income excluding this charge is $1,954,000 (20 cents per share).

THE FOREGOING FIGURES HAVE BEEN APPROVED BY THE MANAGEMENT OF
THOMAS INDUSTRIES FOR OFFICIAL RELEASE ON THE DATE INDICATED.